Exhibit 99.1

Amarin Announces Completion of $4.2 million Financing Pursuant to Pre-existing Contractual Commitments

LONDON, United Kingdom, April 5, 2006 - Amarin Corporation plc (NASDAQ: AMRN) today announced that it has completed the sale of approximately 2.4 million ordinary shares in a registered direct financing with institutional and other accredited investors, including certain directors and executive officers of Amarin. The offering, which raised gross proceeds of approximately $4.2 million, was completed pursuant to certain pre-existing contractual commitments of Amarin to investors that participated in a previously completed financing in May 2005. No additional shares will be sold pursuant to these contractual commitments.

Mr. Rick Stewart, Chief Executive Officer of Amarin commented, “Receipt of these additional funds from the investors in our May 2005 financing further strengthens Amarin’s cash resources and will enable the company to pursue additional product development opportunities and broaden our neuroscience pipeline. Our cash balances now stand at approximately $33 million with no debt.”

“In addition, we are making significant progress in all aspects of our business, particularly with Amarin’s two ongoing phase III trials in Huntington’s disease with Miraxion, our preclinical program in Parkinson’s disease and our ongoing collaborative discussions with potential partners for our phase II program in depressive disorders.”

A registration statement relating to these securities was filed with and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be the sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease, Phase II for depressive disorders and preclinical development for Parkinson’s disease. Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment with the US Food and Drug Administration (“FDA”), has been granted fast track designation by the FDA and has received orphan drug designation in the US and Europe.

Contacts:

Amarin Corporation plc                                                                       +44 (0) 207 907 2442
Rick Stewart                                                                                             Chief Executive Officer
Alan Cooke                                                                                              Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.                                                +1 212 838 3777
Kim Golodetz (kgolodetz@lhai.com)
Anne Marie Fields (afields@lhai.com)

Media:
Powerscourt                                                                                            +44 (0) 207 236 5615
Rory Godson/Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of April 5, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005.